

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 8, 2009

Ms. Marilyn Miller
Principal Accounting and Financial Officer
Golden Star Resource Corp.
3340 Toopal Drive
Oceanside, CA 92058

      Re: Golden Star Resource Corp.
               Item 4.01 Form 8-K
               Filed September 17, 2009
               Item 4.01 Form 8-K/A
               Filed October 5, 2009
               File No. 0-52837

Dear Ms. Miller:

      We have completed our review of your Item 4.01 Form 8-K, and related amendment, and do not, at this time, have any further comments.

               Sincerely,

               Mark C. Shannon
               Branch Chief